Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”) 1441 Creekside Drive, 6th floor Vancouver, BC V6J 4S7

Item 2:	Date of Material Change
March 19, 2018

Item 3:	News Release
A news release announcing the material change was disseminated on March 20, 2018 through Canada Newswire and filed on SEDAR.

Item 4:	Summary of Material Change
Cardiome and Cipher Pharmaceuticals Inc. ("Cipher") have announced that they have entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which Cipher has agreed to acquire the Canadian business portfolio of Cardiome. The proposed transaction will be completed pursuant to the acquisition by Cipher or all of the outstanding shares of Cardiome, following a restructuring of Cardiome pursuant to a statutory plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). Pursuant to the Arrangement, Cardiome shareholders will receive common shares, on a one-for-one ratio, of a newly created Canadian entity named Correvio Pharma Corp. (“Correvio”) that will apply for a substitution listing on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”). Correvio will acquire and hold all of Cardiome’s pre-transaction assets, excluding the Canadian business portfolio being acquired by Cipher under the Arrangement.

Item 5:	Full Description of Material Change
5.1 Full Description of Material Change

Cardiome and Cipherhave announced that they have entered into the Arrangement Agreement, pursuant to which Cipher has agreed to acquire the Canadian business portfolio of Cardiome. The proposed transaction will be completed pursuant to the acquisition by Cipher or all of the outstanding shares of Cardiome, following a restructuring of Cardiome pursuant to a statutory plan of arrangement under the Canada Business Corporations Act. Pursuant to the Arrangement, Cardiome shareholders will receive common shares, on a one-for-one ratio, of Correvio that will apply for a substitution listing on Nasdaq and the TSX. Correvio will acquire and hold all of Cardiome’s pre-transaction assets, excluding the Canadian business portfolio being acquired by Cipher under the Arrangement.

The Canadian business portfolio to be acquired by Cipher includes commercial and pipeline hospital products administered in the acute care setting, including:

•	Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm;
•	Aggrastat® (tirofiban hydrochloride), for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome;
•	Xydalba™ (dalbavancin hydrochloride), the first and only 30-minute, one-dose treatment option for the treatment of acute bacterial skin and skin structure infections; and
•	Trevyent® a drug device combination that delivers treprostinil, the world’s leading treatment for pulmonary arterial hypertension.

Summary of Arrangement

Pursuant to the Arrangement, among other steps and procedures, the following transactions will occur:

•	All of the outstanding common shares of Cardiome will be assigned and transferred to Correvio in exchange for common shares of Correvio. Following the completion of the share exchange, each former shareholder of Cardiome will hold the same pro rata interest in Correvio as it held in Cardiome immediately prior to such share exchange.
•	All of the assets and liabilities of Cardiome, other than the Canadian business portfolio to be acquired by Cipher (as described above), will be transferred to and assumed by Correvio.
•	Cipher will subsequently acquire all of the outstanding common shares of Cardiome, which will then be 100% owned by Correvio and hold only the Canadian business portfolio, for cash consideration of C$25.5 million. Cipher expects to finance this acquisition with a combination of cash and new debt.

Under the terms of the Arrangement Agreement, Cipher will also have a right of first refusal, for a limited period following closing, to license from Correvio the Canadian rights of any pharmaceutical product that it (or its affiliates) licenses in the future for additional consideration.

The Arrangement will require the approval of at least 66⅔ percent of the votes cast in person or by proxy by shareholders of Cardiome at a special meeting expected to be held on or about May 9, 2018.

All of the directors and senior officers of Cardiome have entered into voting and support agreements with Cipher pursuant to which they have agreed, among other things, to vote in favour of the Arrangement.

In addition to the approvals required from shareholders of Cardiome and the Supreme Court of British Columbia, the Arrangement is also subject to applicable regulatory approvals, including Nasdaq and TSX approval, and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Arrangement Agreement includes customary deal protections, including fiduciary-out provisions, non-solicitation covenants, and the right to match any superior proposals. Additionally, a termination fee of C$2.5 million is payable by Cardiome to Cipher in certain circumstances, and a reverse termination fee of C$2.5 million is payable by Cipher to Cardiome in certain circumstances, if the proposed Arrangement is not completed.

2

Cardiome Board Approval

The board of directors of Cardiome (the “Board”), after receiving financial and legal advice, has unanimously approved the Arrangement Agreement and unanimously determined that the Arrangement is fair to the shareholders of Cardiome and is in the best interests of Cardiome. Further, the Board will recommend that shareholders of Cardiome vote in favour of the Arrangement.

In making these determinations, the Board considered, among other things, an opinion addressed to the Board from Evans & Evans, Inc. to the effect that, based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the consideration to be received by the shareholders of Cardiome pursuant to the Arrangement (being comprised of common shares of Correvio) is fair, from a financial point of view, to the shareholders of Cardiome. A complete copy of the fairness opinion of Evans & Evans, Inc., which should be read carefully and in its entirety, will be included in the management information circular to be mailed to shareholders of Cardiome in connection with the special meeting to be held to consider and approve the Arrangement.

Additional Information

Complete details of the terms and conditions of the Arrangement are set out in the Arrangement Agreement, which will be publicly filed by each of Cipher and Cardiome under their respective profiles on SEDAR at www.sedar.com and, in the case of Cardiome, on EDGAR at www.sec.gov.

In addition, further information regarding the Arrangement will be contained in the management information circular to be mailed to shareholders of Cardiome in connection with the special meeting to be held to consider and approve the Arrangement, which will be filed by Cardiome on SEDAR and EDGAR at the time that it is mailed to shareholders. Cardiome expects to mail the information circular to shareholders on or about April 4, 2018 and to hold the special meeting on or about May 9, 2018. The parties expect that the Arrangement will be completed as soon as practicable following the meeting, subject to satisfaction of all conditions to closing set out in the Arrangement Agreement.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7:	Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.

3

Item 8:	Executive Officer
For further information, please contact: Justin Renz Chief Financial Officer 778-331-0962

Item 9:	Date of Report
March 29, 2018

4